UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Osisko Gold Royalties Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

68827L101
(CUSIP Number)

June 30, 2019, December 31, 2019, April 30, 2020
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP No. 68827L101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
ORION RESOURCE PARTNERS (USA) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Osisko Gold Royalties Ltd (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1100 Avenue Des Canadiens-De-Montreal, Suite 300, Montréal, QC H3B 2S2

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Orion Resource Partners (USA) LP (the “Reporting Person”). The Reporting Person serves as investment advisor to each of (i) Orion Mine Finance (Master) Fund I LP, a Bermuda limited partnership, (ii) Orion Mine Finance (Master) Fund I-A LP, a Bermuda limited partnership, (iii) Orion Co-Investments I (Stream) LLC, a Delaware limited liability company, (iv) Orion Co-Investments II LP, a Bermuda limited partnership, (v) Orion Co-Investments IV LP, a Bermuda limited partnership, and (vi) Orion Co-Investments III LP, a Canadian company (together, the “Funds”).

Each of the Funds holds a membership interest in Betelgeuse LLC, a Delaware limited liability company. This Statement relates to Shares (as defined herein) directly held by Betelgeuse LLC. The managers of Betelgeuse LLC are (i) Orion Mine Finance Management I Limited, a Bermuda company, and (ii) Orion Mine Finance Management IA Limited, a Bermuda company. The Reporting Person also serves as the sub-adviser to each such manager. Based on the relationships described herein, the Reporting Person may be deemed to have voting and investment control over the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

68827L101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Page 4 of 6 Pages

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

[ ]	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of June 30, 2019, the Reporting Person may have been deemed the beneficial owner of 10,007,058 Shares.

As of December 31, 2019, the Reporting Persons may have been deemed the beneficial owner of 8,829,558 Shares.

As of April 30, 2020, and through the filing of this Schedule 13G, the Reporting Person may be deemed the beneficial owner of 0 Shares.

Item 4(b)	Percent of Class:

As of June 30, 2019, the Reporting Person may have been deemed the beneficial owner of approximately 6.4% of Shares outstanding. (There were 155,179,020 Shares outstanding as of May 1, 2019, according to the Issuer’s Form 6-K, filed on May 1, 2019.)

As of December 31, 2019, the Reporting Person may have been deemed the beneficial owner of approximately 6.2% of Shares outstanding. (There were 157,469,361 Shares outstanding as of December 2, 2019, according to the Issuer’s Form 6-K, filed on December 10, 2019.)

As of April 30, 2020, and through the filing of this Schedule 13G, the Reporting Person may be deemed the beneficial owner of 0.0% of Shares outstanding. (There were 157,469,361 Shares outstanding as of December 31, 2019, according to the Issuer’s Form 40-F, filed on March 27, 2020.)

Item 4(c)	Number of Shares as to which such person has:

	June 30, 2019	December 31, 2019	April 30, 2020
(i) Sole power to vote or direct the vote:	10,007,058	8,829,558	0
(ii) Shared power to vote or direct the vote:	0	0	0
(iii) Sole power to dispose or direct the disposition of:	10,007,058	8,829,558	0
(iv) Shared power to dispose or direct the disposition of:	0	0	0

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities: [X].

Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The response to Item 2 is incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORION RESOURCE PARTNERS (USA) LP

/s/ Rick Gashler
Name: Rick Gashler
Title: Chief Compliance Officer

July 9, 2020